CUSIP No. 064446107

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                 	Washington, D.C. 20549


                              SCHEDULE 13D

           	Under the Securities Exchange Act of 1934
                          (Amendment No. ___)


                       	BANK PLUS CORPORATION
                     	  (Name of Issuer)

                    Common Stock, $.01 par value
                   (Title of Class of Securities)


                              064446107
                    	   (CUSIP Number)

                         Phillip M. Goldberg
                          Foley & Lardner
                	   One IBM Plaza
                       330 North Wabash Avenue
                            Suite 3300
                       Chicago, Illinois 60611
                          (312) 755-1900
              (Name, Address and Telephone Number of Person
       	    Authorized to Receive Notices and Communications)

                           July 29, 1998
	(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1	Name of Reporting Person
	S.S. or I.R.S. Identification Number of Above Person (optional)
		LaSalle Financial Partners, Limited Partnership

2	Check The Appropriate Box If a Member of a Group	(a)[X]
								(b)[ ]

3	SEC Use Only

4	Source of Funds:  WC, OO

5	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)					[X]

6	Citizenship or Place of Organization
		Delaware

			7	Sole Voting Power
				0 shares
Number of
Shares			8	Shared Voting Power
Beneficially			1,414,100 shares
Owned By
Each Reporting	        9	Sole Dispositive Power
Person With			0 shares

			10	Shared Dispositive Power
				1,414,100 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,414,100 shares

12	Check Box If The Aggregate Amount in Row (11) Excludes
	Certain Shares							[  ]

13	Percent of Class Represented By Amount in Row (11)
		7.3%

14	Type of Reporting Person
	PN

1	Name of Reporting Person
	S.S. or I.R.S. Identification Number of Above Person (optional)
		Richard J. Nelson

2	Check The Appropriate Box If a Member of a Group	(a)[X]
								(b)[  ]

3	SEC Use Only

4	Source of Funds:  Not Applicable

5	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)				[X]

6	Citizenship or Place of Organization
		United States

			7	Sole Voting Power
				0 shares
Number of
Shares			8	Shared Voting Power
Beneficially			1,414,100 shares
Owned By
Each Reporting	        9	Sole Dispositive Power
Person With			0 shares

			10	Shared Dispositive Power
				1,414,100 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,414,100 shares

12	Check Box If The Aggregate Amount in Row (11) Excludes
	Certain Shares							[ ]

13	Percent of Class Represented By Amount in Row (11)
		7.3%

14	Type of Reporting Person
	IN

1	Name of Reporting Person
	S.S. or I.R.S. Identification Number of Above Person (optional)
		Peter T. Kross

2	Check The Appropriate Box If a Member of a Group		(a)[X]
									(b)[ ]

3	SEC Use Only

4	Source of Funds:  Not Applicable

5	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)					[X]

6	Citizenship or Place of Organization
		United States

			7	Sole Voting Power
				0 shares
Number of
Shares			8	Shared Voting Power
Beneficially			1,414,100 shares
Owned By
Each Reporting	        9	Sole Dispositive Power
Person With			0 shares

			10	Shared Dispositive Power
				1,414,100 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,414,100 shares

12	Check Box If The Aggregate Amount in Row (11) Excludes
	Certain Shares							[ ]

13	Percent of Class Represented By Amount in Row (11)
		7.3%

14	Type of Reporting Person
	IN

1	Name of Reporting Person
	S.S. or I.R.S. Identification Number of Above Person (optional)
		Florence Nelson

2	Check The Appropriate Box If a Member of a Group	(a)[X]
								(b)[ ]

3	SEC Use Only

4	Source of Funds:  Not Applicable

5	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)				[  ]

6	Citizenship or Place of Organization
		United States

			7	Sole Voting Power
				0 shares
Number of
Shares			8	Shared Voting Power
Beneficially			0 shares
Owned By
Each Reporting	        9	Sole Dispositive Power
Person With			0 shares

			10	Shared Dispositive Power
				0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person
		0 shares

12	Check Box If The Aggregate Amount in Row (11) Excludes
	Certain Shares	                                 	[X]

13	Percent of Class Represented By Amount in Row (11)
		0%

14	Type of Reporting Person
	IN

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4565 Colorado Boulevard, Los Angeles, CA 90039. The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

Item 2.	Identity and Background

 (a)-(c) The Partnership is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 259 E. Michigan, Suite 405, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

The general partners of the Partnership (the "General Partners") are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard J. Nelson and his wife, Florence Nelson, and Talman Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a director. Mr. Nelson is self-employed as a banking consultant, and his business address is 259 E. Michigan, Suite 405, Kalamazoo, Michigan 49007.
Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole director and the sole executive officer of Talman Financial, Inc. Mr. Kross is employed as a Senior Vice President of EVEREN Securities, Inc., a securities broker-dealer the address of which is 440 E. Congress, Third Floor, Detroit, Michigan 48226. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

 (d)-(e) During the past five years, none of the Partnership, the General Partners, Mr. Nelson, Mrs. Nelson or Mr. Kross has been convicted in a criminal proceeding (excluding traffic violations).

On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership, the General Partners, Mr. Kross and Mr. Nelson. The lawsuit requested injunctive and other relief relating to a Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. While the Court entered certain preliminary orders in February and March, 1997, those orders were subsequently vacated on October 9, 1997.

During the past five years, Mrs. Nelson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Nelson, Mrs. Nelson and Mr. Kross are citizens of the United
States.

Item 3.	Source and Amount of Funds or Other Consideration

The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $16,595,453. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as
Exhibit 2 and incorporated herein by reference.


Item 4.	Purpose of the Transaction

The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer. The Partnership believes that it is critical that the Issuer merge with a larger, more profitable financial institution. The Partnership intends to consult with other shareholders of the Issuer regarding the past performance and business prospects of the Issuer. The Partnership also intends to hold discussions with potential acquirers of the Issuer. By letter dated July 30, 1998, the Partnership informed the Issuer of its stockholdings in the Issuer and raised certain concerns of the Partnership. A copy of that letter is attached as Exhibit 3. The Partnership intends to request access to certain shareholder materials in order to maximize its options with respect to the Issuer, including with regard to proposing an independent slate of director candidates at the 1999 Annual Meeting of Shareholders. The Group intends to continue to evaluate, on an ongoing basis, the possibility of obtaining representation on the Issuer's Board of Directors. To the extent such actions may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

 (a)	By virtue of their separate ownership and control over the General
Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 1,414,100 shares of the Common Stock that the Partnership owns, constituting approximately 7.3% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (19,367,203) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

 (b)	With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 1,414,100 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

 (c)	The following transactions are the only purchases of the Common Stock made by the Partnership during the past sixty days, all of which were made in open market purchases on the Nasdaq National Market System:

DATE          NUMBER OF SHARES             COST PER SHARE
6/10/98             3,000                    $12 5/8
6/11/98             5,000                    $12 9/16
6/12/98            17,000                    $12 9/16
6/15/98             3,100                    $12 9/16
6/16/98            39,000                    $12.55
6/17/98             1,300                    $12 5/16
6/18/98             6,000                    $12 1/4
6/22/98               500                    $12 1/16
6/24/98            25,000                    $12 7/16
6/29/98           145,000                    $12 7/16
6/30/98            11,900                    $12.23
7/2/98              6,100                    $12 3/8
7/6/98              8,000                    $12 7/16
7/9/98             11,200                    $12 1/2
7/10/98            21,000                    $12.49
7/15/98           205,000                    $12 1/2
7/21/98            25,000                    $12 7/16
7/27/98           290,000                    $12.03
7/28/98           375,000                    $11.47
7/28/98            12,000                    $11 9/16
7/29/98            32,000                    $10 3/16
7/29/98            40,000                    $10 3/16
7/29/98            32,000                    $10.52
7/30/98           100,000                    $9 3/8

Item 6.	Contracts, Arrangements, Understandings or Relationships
 With Respect to Securities of the Issuer.

	See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

	No.		Description
	1		Joint Filing Agreement
	2		Professional Account Agreement, dated July 7, 1997,
                        between the Partnership and each of the subsidiaries
                        of The Bear Stearns Companies Inc.
	3		Letter from Richard J. Nelson to Richard M. Greenwood,
                        dated July 30, 1998.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	July 31, 1998

        	              LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

			      By:  	LaSALLE CAPITAL MANAGEMENT, INC.
					a General Partner

					By:  	/s/ Richard J. Nelson
						Richard J. Nelson, President


				/s/ Richard J. Nelson
				Richard J. Nelson


				/s/ Peter T. Kross
				Peter T. Kross


				/s/ Florence Nelson
				Florence Nelson